As filed with the Securities and Exchange Commission on January 12, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

BCD SEMICONDUCTOR MANUFACTURING LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, N.Y. 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

National Corporate Research, Ltd.

10 East 40th Street, 10th Floor

New York, New York 10016

(212) 947-7200

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carmen Chang, Esq. Richard A. Kline, Esq. Eva H. Wang, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW +44-20-7532-1000

It is proposed that this filing become effective under Rule 466

[            ] immediately upon filing

[            ] on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.    ☒

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing six (6) ordinary shares, par value $0.001 each, of BCD Semiconductor Manufacturing Limited	100,000,000 American Depositary Shares	$0.05	$5,000,000	$580.50

1	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
2	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt” or “American Depositary Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement and is incorporated herein by reference.

Item - 1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name and address of depositary		Face of American Depositary Receipt, Introductory paragraph

2.	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 14 and 15

	(iii)	The collection and distribution of dividends	Articles 2, 9, 13, 14 and 21

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 12, 14, 15 and 21

	(v)	The sale or exercise of rights	Articles 2, 6, 9, 13 and 21

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 4, 6, 8, 9 and 16

	(vii)	Amendment, extension or termination of the deposit agreement	Articles 19, 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Articles 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 4, 6 and 22

	(x)	Limitation upon the liability of the depositary	Articles 15, 17 and 18

3.	Fees and Charges		Article 9

Item - 2.	Available Information

Public Reports furnished by issuer	Article 12

BCD Semiconductor Manufacturing Limited is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.	Exhibits

a.	Form of Deposit Agreement by and among BCD Semiconductor Manufacturing Limited (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt. – Filed herewith as Exhibit (a).

b.	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

d.	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

e.	Certification under Rule 466. - Not Applicable.

f.	Powers of attorney for certain officers and directors of the Company. - Set forth on the signature pages hereto.

Item - 4.	Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, United States of America, on January 12, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for Ordinary Shares, par value $0.001 per share, of BCD Semiconductor Manufacturing Limited

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY

By:	/S/ CHRIS KONOPELKO
Name:	Chris Konopelko
Title:	Vice-President

By:	/S/ JAMES KELLY
Name:	James Kelly
Title:	Vice-President

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on January 12, 2011.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

By:	/S/ CHIEH CHANG
Name:	Chieh Chang
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Chieh Chang and Jean-Claude Zhang, and each of them, his true and lawful attorneys in fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments and supplements) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and all documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on January 12, 2011.

Signature	Title

/S/ CHIEH CHANG	President, Chief Executive Officer and Director
Chieh Chang	(Principal Executive Officer)

/S/ JEAN-CLAUDE ZHANG	Chief Financial Officer (Principal Financial Officer)
Jean-Claude Zhang

/S/ HERBERT CHANG	Director
Herbert Chang

/S/ WENQI GU	Director
Wenqi Gu

/S/ KHENG NAM LEE	Director
Kheng Nam Lee

/S/ JOSEPH LIU	Director
Joseph Liu

/S/ MICHAEL PFEIFFER	Director
Michael Pfeiffer

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BCD Semiconductor Manufacturing Limited, has signed this Registration Statement in the City of Shanghai, People’s Republic of China, on January 12, 2011.

BCD SEMICONDUCTOR CORPORATION

By:	/S/ CHIEH CHANG
Name:	Chieh Chang
Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit

Number	Exhibit

(a)	Form of Deposit Agreement.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to legality of the securities to be registered.